Exhibit 107

Calculation of Filing Fee Tables

S-4

 (Form Type Carried Forward from PREM14A)

Oak Woods Acquisition Corporation

(Name of Registrant as Specified in its Charter)

Table 1:  Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$23,448,643.00	0.00014760	$3,461.01
Fees Previously Paid	–		–
Total Transaction Valuation	$23,448,643.00
Total Fees Due for Filing			$3,461.01
Total Fees Previously Paid			$3,461.01
Total Fee Offsets			$3,461.01
Net Fee Due			0

(i)	Title of each class of securities to which transaction applies:

Ordinary Shares, par value $0.0001 per share of (“Ordinary Shares”) of Oak Woods Acquisition Corporation. (the “Registrant”).

(ii)	Aggregate number of securities to which transaction applies:

As of the close of business on February 12, 2024, the maximum number of Ordinary Shares to which this transaction applies is estimated to be 23,448,643, which consists of (a) 23,448,643 Ordinary Shares (assuming a valuation of Huajin Holdings Limited of $250,000,000 less closing net debt of of Huajin of $15,513,567).

(iii)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

Solely for the purpose of calculating the filing fee, the underlying value of the transaction was calculated by subtracting the “Closing Net Debt” of Huajin (as defined in the Merger Agreement) from the agreed valuation of $250,000,000, and dividing such difference by $10.00, which represents the agreed valuation of one (1) OAKU Ordinary Share at the Closing of the Business Combination (collectively the “Total Consideration”).  The filing fee equals the product of 0.0001102 multiplied by the Total Consideration.